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17008328

SEC
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Section
MAR 01 2017

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69504

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: AXIA CAPITAL MARKETS, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

645 Fifth Avenue, Suite 903
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Taormina (212) 792-0255
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP
(Name — if individual, state last, first, middle name)

60 Crossways Park Drive West, Suite 301 (Address) Woodbury, (City) NY (State) 11797 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Taormina, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Axia Capital Markets, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALEXZA LUGO
Commission # 2405227
Notary Public, State of New Jersey
My Commission Expires
June 14, 2021

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAZARS

WeiserMazars

Report of Independent Registered Public Accounting Firm

To the Member of
Axia Capital Markets, LLC

We have audited the accompanying statement of financial condition of Axia Capital Markets, LLC, (the "Company"), as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Axia Capital Markets, LLC, as of December 31, 2016, in conformity with accounting principles generally accepted in the United States.

WeiserMazars LLP

February 28, 2017

WEISERMAZARS LLP
135 WEST 50TH STREET – NEW YORK, NEW YORK – 10020
TEL: 212.812.7000 – FAX: 212.375.6888 – WWW.WEISERMAZARS.COM

Axia Capital Markets, LLC
(A Wholly Owned Subsidiary of Axia Capital Markets Holdings, Inc.)
Statement of Financial Condition
December 31, 2016

Assets

Cash	$294,813
Receivables	2,036
Furniture, Net of Accumulated Depreciation of $708	2,792
Prepaid Expenses and Other Assets	10,836
Total Assets	$310,477

Liabilities and Member's Equity

Liabilities	
Accrued Expenses and Other Liabilities	$ 5,158
Total Liabilities	5,158
Member's Equity	305,319
Total Liabilities and Member's Equity	$310,477

The accompanying notes are an integral part of this financial statement.

1 – ORGANIZATION AND REGULATORY

Axia Capital Markets, LLC (the "Company") was formed on April 14, 2014, as a Delaware limited liability company. The Company is a wholly owned subsidiary of Axia Capital Markets Holdings, Inc. ("ACMH"). The liability of ACMH for the losses, debts, and obligations of the Company is generally limited to its capital contributions. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer, and is a member of the Financial Industry Regulatory Authority ("FINRA"), specializing primarily in investment banking and providing research to institutional customers. As a matter of business practice, the Company does not assume positions in securities.

From January 1, 2016 through December 18, 2016, the Company operated under the provisions of Paragraph (k)(2)(ii), and operates since December 19, 2016 under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. The requirements of Paragraph (k)(2)(i) provide that a broker dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as Special Account for the Exclusive Benefit of Customers of the Company. Broker dealers operating under the provisions of (k)(2)(i) are also exempted from the remaining provisions of Rule 15c3-3, including the requirement to make the reserve computations under Rule 15c3-3.

2 - CLEARING AGREEMENT

The Company cleared its transactions through Convergex Execution Solutions, LLC (the "Clearing Broker") on a fully disclosed basis from January 1, 2016 through December 19, 2016 when the clearing agreement was terminated. As part of the Clearing Agreement (the "Agreement"), the Company was required to maintain a deposit of $250,000 with the Clearing Broker. The clearing deposit, net of accrued execution charges, was returned to the company pursuant to the termination of the clearing agreement. The Clearing Broker had executed all orders, settled contracts and transactions in securities purchased, sold, borrowed, or loaned and was

responsible for the receipt and distribution of interest and principal payments. The Company agreed to pay the Clearing Broker for its services pursuant to a fee arrangement based generally on a flat rate per trade, subject to certain minimum fee levels. The Company transacted it agency business primarily with institutional investors on a Delivery vs. Payment and Receipt vs. Payment basis.

3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of asset and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes: As a single-member limited liability company, the Company has elected to be disregarded as a separate entity for U.S. income tax purposes. Accordingly, no provision for federal income taxes is required in the Company's financial statements for the year ended December 31, 2016.

Revenue Recognition: Commissions and related expenses are recorded on a trade date basis. Underwriting revenues are recorded when the underwriting is reasonably expected to be complete, income is reasonably determinable, and collectability is reasonably assured. Research revenues are recorded as earned, based upon contractual terms.

4 – COMMITMENTS

The Company occupies office space and uses equipment under a sublease agreement with ACMH. The sublease agreement provides for a monthly payment of $7,500 per month through December 2017. Future annual minimum rental payments due are as follows:

Year Ending December 31,	Amount
2017	$ 90,000

For the year ended December 31, 2016, total occupancy and equipment expense under this sublease amounted to $90,000, which is included in Occupancy and Equipment in the Statement of Operations.

5 – OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company maintains its cash balances at a financial institution which is a registered broker dealer. It is not a bank and, therefore, customer deposits are not insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company has a potential concentration of credit risk in that, as of December 31, 2016, it had $294,921 not covered by any form of insurance.

6 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital at the greater of either $100,000 or 6.67% (1/15) of aggregate indebtedness, as defined. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1. At December 31, 2016, the Company had net capital of $289,655, as defined, which exceeded its required net capital by $189,655. The ratio of aggregate indebtedness to net capital was 0.0178 to 1.